June 23, 2015

VIA COURIER AND EDGAR

Re:	PJT Partners Inc.
Registration Statement on Form 10
File No. 001-36869

Christian Windsor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Windsor:

On behalf of PJT Partners Inc., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 to the above-referenced Registration Statement, marked to show changes from Amendment No. 1 as filed on April 14, 2015. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your April 24, 2015 comment letter regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 to the Registration Statement.

The Blackstone Group LP

345 Park Avenue  New York NY  10154

T 212 583 5000  F 212 583 5749

www.blackstone.com

SECURITIES AND EXCHANGE COMMISSION	2	June 23, 2015

Our Business, page 1

1.	In order for investors to better understand the impact of the spinoff on PJT’s future business opportunities, please revise your disclosure to discuss the nature of the conflicts with Blackstone and how they impacted your strategic advisory, restructuring and funds advisory groups.

In response to the Staff’s comment, PJT Partners has enhanced its disclosure on pages 2, 3 and 103 regarding the nature of the conflicts with Blackstone and how these conflicts have impacted the strategic advisory, restructuring and reorganization and Park Hill Group businesses of PJT Partners.

Unaudited Pro Forma Combined Financial Statements, page 74

2.	We note your response to prior comment 5 of our letter dated March 31, 2015 regarding pro forma adjustment (g). As previously requested, please more clearly disclose how the adjustments were computed. As part of your disclosure, please clearly explain why adjustment (g) reflects a credit to the receivable from Blackstone in the amount of $10,372,000. According to your presentation on page 77, the net effect of the credit adjustment to the receivable of $10,372,000 and the debit adjustment to accrued compensation and benefits of $3,021,000 has a net effect of reducing total equity by $7,351,000. As part of your response, please explain how this reconciles to your footnote which indicates that the overall effect is an adjustment of $13,393,000. Further, please more clearly explain how the adjustment eliminates the $5,200,00 included in parent company investment references in your footnote (g).

PJT Partners has revised pro forma adjustment (g) on page 83 in order (1) to more clearly indicate how the pro forma adjustments were determined and to address the matters identified in the Staff’s comment and (2) to update the adjustment for inclusion in the March 31, 2015 pro forma combined financial statements.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 83

Primary Sources of Revenue, page 84

3.	We note the revised disclosure provided in response to comments 9 and 12. In order for investors to understand the relative performance of each of your three main business areas, please clarify the number of paying clients and the number of clients who paid fees of more than $1 million in each of the prior two years for the strategic advisory, restructuring and funds advisory businesses individually.

In response to the Staff’s comment, PJT Partners has revised its disclosure on pages 86 and 87 to provide for each of the prior two years the number of clients from whom it earned advisory fees, and the number of such clients from whom it earned $1 million or more, as well as the number of clients from whom it earned placement fees, and the number of such clients from whom it earned $1 million or more.

SECURITIES AND EXCHANGE COMMISSION	3	June 23, 2015

PJT Partners respectfully submits that client information broken down by type of fee, rather than client information broken down by business line, is most relevant to an investor’s understanding of its results and is consistent with the way that management analyzes its results and performance.

Combined Results of Operations, page 88

4.	Please address the following regarding your responses to prior comments 11 and 12:

•	Given that your strategic advisory service fees are a separate revenue stream and reflect markedly different services and separate contracts than your placement services, we continue to believe that separate quantification of these two revenue streams is appropriate for the reader to understand your activities in these areas. Please revise your disclosure here accordingly and provide discussions of the respective trends for each revenue stream between the periods presented.

In response to the Staff’s comment, PJT Partners has revised the presentation of revenue in Management’s Discussion and Analysis and in its pro forma and historical financial statements to separately present advisory fees and placement fees for each period presented and to include in Management’s Discussion and Analysis a discussion of the respective trends for each of those revenue streams between the periods presented.

•	To the extent you continue to believe additional disclosure is appropriate so that a reader does not misconstrue the presentation in a manner that understates Park Hill Group’s contribution, please revise to provide clear and transparent mitigating disclosure addressing those points, which would clearly quantify Park Hill Group’s contribution to each revenue stream.

In response to the Staff’s comment, PJT Partners has enhanced the disclosure on pages 86 and 87 to more clearly describe the components of advisory fees and placement fees and the businesses that contribute to these respective revenue streams.

SECURITIES AND EXCHANGE COMMISSION	4	June 23, 2015

•	For each period presented, quantify the amount or percentage of each revenue stream that were from new arrangements versus follow-up payments on pre-existing arrangements.

PJT Partners has enhanced the discussion of revenue in its results of operations on pages 90 through 92 to provide for each period presented a discussion of the number of clients from which PJT Partners earned advisory fees and placement fees, as well as the number of such clients from which PJT Partners earned advisory fees and placement fees of $1 million or more. PJT Partners respectfully submits that such information, rather than information concerning the amount or percentage of each revenue stream that were from new arrangements versus follow-up payments on pre-existing arrangements, is most relevant to an investor’s understanding of its results and is consistent with the way that management analyzes its results and performance.

Adjusted Net Income, page 91

5.	Please revise to address the following regarding your response to prior comment 14 related to your non-GAAP measures:

•	Revise footnote (a) on page 90 to more clearly explain that pro forma footnote (f) is to increase compensation and benefits expense by $27.7 million due to the additional compensation you expect to incur in addition to the $71.5 million you are eliminating in this non-GAAP measure.

In response to the Staff’s comment, PJT Partners has revised the disclosure in footnote (a) on page 93 to more clearly explain that pro forma adjustment (f) is an incremental expense in addition to the Compensation and Benefits expense that is being eliminated in this non-GAAP measure.

•	Revise footnote (d) to more clearly disclose how you computed the tax adjustments.

PJT Partners advises the staff that the adjustment described in footnote (d) represents the Provision for Taxes of PJT Partners calculated in accordance with GAAP adjusted to include only the current tax provision (benefit) calculated on Income (Loss) Before Provision for Taxes and has revised the disclosure in footnote (d) on pages 93 and 94 to so clarify.

SECURITIES AND EXCHANGE COMMISSION	5	June 23, 2015

Financial Statements of PJT Partners, page F-4

Note 2. Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-11

6.	Please address the following regarding your response to prior comment 16:

•	Revise your revenue recognition footnote to more clearly discuss the timing of the collection and recognition of your various revenue streams.

PJT Partners has revised the revenue recognition footnote on pages F-12 and F-13 to more clearly discuss the timing of the collection and recognition of its various revenue streams.

•	Tell us the amount of upfront fees recognized in 2012, and consider disclosing if material.

PJT Partners advises the Staff that the total amount of upfront fees recognized in 2012 was approximately 1% of total placement fee revenues in 2012 and has revised the disclosure on page F-13 to such effect.

Goodwill and Intangible Assets, page F-13

7.	Revise this section as well as your disclosure on page F-20 to F-21 to quantify the extent to which the intangible customer relationship assets relate to your strategic advisory customers versus your placement fee customers. Revise to reconcile how fifteen years compares to the respective periods over which you recognize your upfront and installment placement fees of three to four years as disclosed on page 94 in response to prior comment 16. Tell us and revise to explain how you determined that fifteen years accurately reflects the customer relationship period for these contractual arrangements.

PJT Partners advises the Staff that while the types of services offered by its strategic advisory and placement fee services businesses vary, the customer relationship intangible asset represents the same major intangible asset class. As a result, PJT Partners does not believe it would be appropriate to quantify and separately present intangible customer relationship assets relating to strategic advisory and placement fee customers.

PJT Partners advises the Staff that it enters into placement service contracts with various fundraising clients to identify suitable investors. PJT Partners also maintains client relationships with institutions that it may identify as being suitable investors for placement. PJT Partners respectfully advises the Staff that the three to four year period over which placement fees paid by its clients are recognized is only a portion of the useful lives of the customer relationship intangible assets.

SECURITIES AND EXCHANGE COMMISSION	6	June 23, 2015

The useful lives of such customer relationship intangible assets are based on the period over which PJT Partners expects such relationships to contribute to its future cash flows. Historically, a significant portion of PJT Partners’ fundraising clients have engaged the company to assist with capital raising activity on three or more separate occasions. PJT Partners also notes that its existing relationships with limited partners and other institutions have allowed it to repeatedly match them with its clients raising capital. In addition, PJT Partners has maintained relationships that it expects will generate revenues over a 15 year trailing period. Given the frequency of fundraising activities, PJT Partners would expect such relationships to continue contributing to future cash flows over a 15 year period.

As required under GAAP, PJT Partners evaluates the remaining useful lives of its intangible assets at each reporting period to determine whether any events or circumstances warrant a change in the remaining useful life of these existing client relationships. To date, PJT Partners has not observed any events or circumstances that would result in a change in the remaining useful life of client relationship intangible assets.

In response to the Staff’s comment, PJT Partners has revised the disclosure on page F-14 to clarify the determination of the useful lives of its customer relationship intangible assets.

Note 5. Goodwill and Intangible Assets, page F-20

8.	You disclose here that you concluded that it was not more likely that not that the fair value of your reporting units was less than their respective carrying value. Please address the following:

•	Tell us the identity and nature of your reporting units, as well as the amount of goodwill assigned to each reporting unit.

•	Tell us how you determined that your recent significant operating losses for 2010, 2011, 2012, and 2013 were not a basis warranting quantitative impairment testing for your intangible assets. Clearly explain how you determined it was not more likely than not that fair value of each of your reporting units was less than their respective carrying value as of December 31, 2012 and 2013.

•	For any reporting units for which their carrying value is relatively close to their fair value, revise your disclosure on page 96 to identify the reporting unit and the amount of goodwill allocated to it, and disclose the percentage by which the fair value exceeded carrying value.

PJT Partners respectfully advises the Staff that it performs either a quantitative or a qualitative assessment to determine if there is any evidence of goodwill impairment. If, based on a qualitative assessment, PJT Partners determines that it is more likely than not that carrying value exceeds fair value, then a two-step quantitative impairment assessment is required.

SECURITIES AND EXCHANGE COMMISSION	7	June 23, 2015

In 2012, PJT Partners adopted ASU 2011-08, Intangibles – Goodwill and Other: Testing Goodwill for Impairment, under which it was permitted to perform a qualitative assessment to determine if it was more likely than not that the fair value of a reporting unit was less than its carrying value. PJT Partners notes that while there were significant operating GAAP losses for 2010, 2011, 2012 and 2013, these were caused primarily by the amortization of equity-based compensation relating to Blackstone’s 2007 initial public offering, a non-cash charge that had no impact on the expected cash flows of the business. As PJT Partners did not experience a decline in actual business related cash flows and the deal pipeline was robust, PJT Partners determined that there would not be a negative impact to the significant inputs in a valuation of the business such that a quantitative assessment was required. Instead, PJT Partners assessed a range of qualitative factors, including macroeconomic conditions, industry and market considerations, cost factors, the condition of the balance sheet and the performance of competitors’ share prices and determined that it was not more likely than not that carrying value exceeded fair value.

PJT Partners has revised “Note 5, Goodwill and Intangible Assets” on page F-22 to include goodwill carrying value and confirm no evidence of impairment.

Note 9. Related Party Transactions, page F-26

9.	Revise to more clearly explain the difference between your receivable from affiliates and your due from Blackstone, including the type of transactions reflected in each.

In response to the Staff’s comment, PJT Partners has enhanced the disclosure in “Note 9. Related Party Transactions” on page F-28 to further clarify what is included in Due from Blackstone.

10.	You disclose on page F-26 as well as on the face of your Statements of Operations that the revenues from affiliates amounted to $46.9 million for 2014. Tell us and revise this footnote to present your strategic advisory fees from affiliates separately from your placement fees earned from affiliates. Revise your document to clarify whether all of your placement fees were from affiliated funds. If not, more clearly explain the extent to which you provide placement services to unaffiliated funds.

In response the Staff’s comment, PJT Partners has revised the disclosure in “Note 9. Related Party Transactions – Revenues Earned from Affiliates” on page F-28 to separately present advisory fees earned from affiliates and placement fees earned from affiliates. In addition, PJT Partners advises the Staff that placement fees earned from affiliates represented 11.7%, 9.4% and 12.0% of its total placement fees for the years ended December 31, 2014, 2013 and 2012, respectively. PJT Partners has revised the disclosure on page F-28 to so clarify.

SECURITIES AND EXCHANGE COMMISSION	8	June 23, 2015

11.	Please address the following in light of your response to prior comment 5, related to your disclosures here as well as on page 127 regarding the severance for former employees:

•	Please clearly explain the basis for how these events are reflected in your historical financial statements.

•	Clearly explain why the entire amount of severance expense of $14.6 million was not reflected as compensation and benefits expense in your Statements of Operations.

•	Clarify why the accrual liability does not reflect the entire severance payable of $13.4 million and instead $10.4 million of this amount is reflected as a receivable asset instead of a liability.

PJT Partners advises the Staff that costs relating to the severance of former employees were reflected in the historical financial statements for the period ended December 31, 2014. At that time, management had committed to a plan of termination, the number of employees and their related job functions had been identified and the terms of termination benefits were established. Termination and related termination benefits were communicated to substantially all affected employees in December 2014. As a result, PJT Partners reflected severance costs for former employees in the historical financial statements.

In response to the Staff’s comment, PJT Partners has revised its disclosure on page F-29 to clarify how severance has been recorded in its financial statements. The disclosure has been revised to clearly indicate that $19.8 million of severance related expenses were recorded in the Combined Statement of Operations as well as their related components in the Combined Statement of Financial Condition.

Note 13. Business Information, page F-29

12.	You disclose here that you operate as a single operating segment. Please revise Note 13 to quantify your strategic advisory fees separately from your placement fees pursuant to ASC 280-10-50-40, or consider separately quantifying each on the face of your Statement of Operations.

In response to the Staff’s comment, PJT Partners has revised its Combined Statement of Operations on page F-7 to separately report Advisory Fees and Placement Fees.

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SECURITIES AND EXCHANGE COMMISSION	9	June 23, 2015

As requested by the Staff, PJT Partners acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

 /s/ Laurence A. Tosi

Chief Financial Officer

cc:	Securities and Exchange Commission

Kevin Vaughn

Svitlana Sweat

Michael Killoy, Esq.

cc:	The Blackstone Group L.P.

John G. Finley, Esq.

cc:	Simpson Thacher & Bartlett LLP

Joshua Ford Bonnie, Esq.